Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Getting to the KORE of the complexities and real potential of IoT

By Martyn Warwick

Jun 1, 2021

•	Long over-hyped IoT sector now coming into its own

•	Management of the myriad complexities of mission-critical deployments is the key

•	KORE Wireless Networks IoT Connectivity-as-a-Service (“CaaS”) is a major success story

•	Cardiac Rhythm Monitoring: a globally important healthcare case study

Whilst the telecoms industry is brilliant at inventing technologies that have, quite literally, changed the world, the hyperbole and over-promising that all too often precedes and accompanies them can be excessive to the point of counter-productivity. It happens all the time. Remember the “21st Century Network”, WAP, then 3G and 4G, and 5G and now 6G? There are so very many other examples that spring to mind including the decade-long hyping of the Internet-of-Things (IoT) and bloated assertions that by the end of 2020 there would be at least 20 billion IoT devices deployed in networks across the globe.

It didn’t happen. The real figure was 12 billion. The 20 billion was either plucked by a necromancer from the entrails of a goat or conjured-up in the aftermath of an explosion in an abacus factory. Either way the result was an enormous miscalculation based on erroneous data. It’s also highly likely that it was just good old-fashioned wishful thinking written down and tarted up. Ultimately though, the market will have its way in its own time despite the determination of spin doctors to speed things up by enhancing reality.

It’s not as if anyone would deny that IoT is important, or that it would have been so without over-amplified exaggeration. That’s why it was fascinating to talk last week with Romil Bahl, the President and CEO of KORE Wireless Networks, a company that was deeply involved with what was to become IoT even before anyone had heard of IoT or knew what it might be. With antecedents in fleet management and support logistics, (the original IoT) the KORE Wireless Group, headquartered in Alpharetta, Georgia, in the US, specialises in IoT and M2M solutions and technologies and serves multiple vertical markets including automotive, transportation, energy, insurance, retail, utilities and healthcare.

Over the course of a gremlin-bedevilled but wide-ranging video interview Mr. Bahl talked in detail about Kore’s approach to and success with IoT and began with the challenges that can inhibit the deployment of IoT solutions. These, he explained, begin with a lack of in-house experience and resources on the part of organisations and enterprises wanting to introduce IoT solutions which is exacerbated by interoperability and compatibility issues. These, in turn, are compounded by problems with compliance and regulations plus the risks and pitfalls associated with IoT security. Furthermore, a lack of planning when a solution is deployed and an inability to contextualise and analyse data make matters worse again, as does a fragmented ecosystem of multiple partners.

The fact is that most IoT initiatives fail as a direct result of the complexities of sourcing multi-location, multi-carrier, multi-technology connectivity as well as management of the device supply chain and/or building service functions that can keep it all running. Romil Bahl went on to say that Kore’s mission as a single source provider is to simplify complexity by amalgamating variegated technologies and enabling streamlined, scalable end-to-end solutions, via which to accelerate IoT deployment through strategic partnerships and very extensive IoT experience to enable businesses to bring their mission-critical IoT solutions to market more quickly.

A healthcare case study: Cardiac Rhythm Monitoring

Kore is having considerable success and is enjoying exceptional growth in many sectors and healthcare is an outstanding case in point. Which is why the CEO explained that perhaps the best way to illustrate Kore’s approaches to, and strengths in, IoT is to use a prototypical user example in the health sector, in this case that of Cardiac Rhythm Monitoring.

Romil Bahl says that in a remote-monitoring future that is actually starting right now, relatively few health care cases will include only one connectivity protocol because of the complexities of the network requirements behind such services and sets of applications that require robust, continual short- and long-range connectivity and transmission.

In a typical Cardiac Rhythm Monitoring scenario, a Bluetooth-type or Bluetooth-like monitor sits within a few feet of the patient’s bedside reading data overnight from a pacemaker or a heart monitor as the patient sleeps or does the same for several hours during daytime while a patient rests. The data is periodically transmitted via a health cloud to a physician or other healthcare giver.

Romil Bahl did not name the particular customer cited here that is using Kore’s services but said that in such mission-critical and, literally, life and death scenarios, the devices and the connectivity just have to work, 24 hours a day, 365 days a year in each of the 57 countries to which the customer ships Kore’s global solution. Without it, the service could not work because the complexity on the connectivity side of the equation would be unmanageable as it would involve access to two or three carrier networks in each country. On top of that the device-side complexity would be equally unmanageable because of regulatory and ISO licensing requirements and medical certification and registration compliance requirements for each of the 57 countries involved.

KORE evidently manages that complexity extremely well because the customer has used the global solution for the past 11 years, through 9 generations of the product and continues to do so. Indeed, Mr. Bahl says that by the end of this year the customer will have over a million subscribers to its Kore-provided monitoring system and services. He added that KORE’s provision of connectivity and solutions services including items such as firmware, software updates and mobile device management technology have now made that one customer alone a US$ 20 million a year account.

And that’s not all. The product is equally relevant to many other health use cases outside heart monitoring and diagnosis including chronic ailments such as chronic obstructive pulmonary disease (COPD), asthma and diabetes so exceptional growth opportunities are evident. Indeed, KORE is already engaged in a three-year-long wide-ranging and geographically diverse clinical monitoring and analysis trial tracking diabetes patients across 80 countries. As Mr. Bahl observed, with considerable understatement, “It is a complex undertaking”.

IPO on track for Q3 his year

KORE provides IoT and other services to more than 190 countries, is integrated with 44 carriers around the world and manages in excess of 12 million devices for 3,600 customers. Central to Kore’s offerings is the scalable KORE One platform and its IoT Connectivity as a Service (CaaS) proposition which allows multiple devices to connect seamlessly and securely to multiple locations via multiple carriers anywhere in the world across any connected network and its IoT Device Management Services.

The company has also identified compelling opportunities in the eSIM market and, of course, in 5G. Estimates, so far, and thankfully so far, minimally hyped are that the IoT market will be worth about $1 trillion by 2025 or thereabouts. Time will tell.

Meanwhile, KORE recently released its Q1, 2021 results, an extremely important set of numbers given that the company will go public in Q3. The headline figure is that revenues for the quarter ended March 31, 2021 were $55.3 million, an increase of 10.8 per cent on the previous quarter. If things go well, and there seems to be no reason why they shouldn’t, in July this year KORE will merge with Cerberus Telecom Acquisition Corporation, a special purpose acquisition company (SPAC). A SPAC is also known as a “blank cheque” company.

In essence, these are shell companies set up to collect a pool of investment funds and are listed on a stock exchange with the sole purpose of raising money through an IPO to acquire a private company within a set period of time. It’s a relatively quick way to public floatation and avoiding the much longer processes and convoluted route of a traditional IPO. SPACs are registered with the US Securities and Exchange Commission and when the Merger with KORE is complete the combined company will be listed with, and will trade on. the New York Stock Exchange. Last year, SPACs raised a record $82 billion.

Important Information and Where to Find It

This press release references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.